Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 27, 2013, relating to the statements of net assets available for benefits as of December 31, 2012 and 2011 and the statement of changes in net assets available for benefits for the year ended December 31, 2012 and the related supplemental schedule thereto which appears in the Annual Report of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees on Form 11-K for the year ended December 31, 2012. We also consent to the reference to us as “experts” in this Registration Statement.

/s/ BDO USA, LLP

BDO USA, LLP

Richmond, Virginia

November 14, 2013